Exhibit 99.1

Loan agreement

THIS AGREEMENT (the “Agreement”) made and entered into as of the 9th day of June, 2015, by and between RiT Technologies Ltd., having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“RiT” or the "Borrower") and Mrs. Genrietta Anisimov of 11 Nachal Shikma Street Modiein, (the “Lender”), (each a "Party" and together the "Parties").

The Parties agree as follows:

1.	Subject of the Agreement

1.1	Lender will provide a short term loan to RiT in accordance with the terms and conditions set forth in this Agreement.

1.2	The loan amount shall be US$ 300,000 (three hundred thousand US dollars: the “Loan Amount”).

1.3
The Loan Amount shall be provided to RiT in one installment not later than 10 (ten) days following the execution of this Agreement, by wire transfer to RiT's bank account (details of which to be provided separately by RiT).

2.	Term and repayment of the loan

RiT shall repay the Loan Amount to the Lender in whole, not later than 2 (two) months following its actual receipt by RiT (the “Term”).

3.	No interest on the loan

No interest shall be charged on the Loan Amount borrowed hereunder.

4.	Miscellaneous provisions

4.1	This Agreement may not be modified except by written document signed by a duly authorized representative of each of the Parties.

4.2	This Agreement or any part thereof may not be assigned by either Party without the prior written consent of the other Party.

4.3
This Agreement consists of the entire agreement and understandings between the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto.

4.4
This Agreement shall be deemed to be made in the State of Israel and the construction, validity, performance and expiration and/or termination thereof shall be governed in all respects by Israeli laws and the Parties hereto agree to submit to the exclusive jurisdiction of the Israeli Courts.

IN WITNESS WHEREOF, the Parties hereto, each acting under due and proper authority, have executed this Agreement as of the date written above.

RiT Technologies Ltd.	Genrietta Anisimov
By: /s/ Motti Hania	By: /s/ Genrietta Anisimov
Motti Hania, President & CEO	Genrietta Anisimov